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                             February 2, 2021

       Jeffrey S. Beebe
       Chief Executive Officer
       RealyInvest NNN, LLC
       2000 PGA Blvd, Suite 4440
       Palm Beach Gardens, FL 33408

                                                        Re: RealyInvest NNN,
LLC
                                                            Amendment No. 2 to
                                                            Offering Statement
on Form 1-A
                                                            Filed January 14,
2021
                                                            File No. 024-11345

       Dear Mr. Beebe:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

       Amendment No. 2 to Offering Statement on Form 1-A filed on January 14,
2021

       Financial Statements , page F-2

   1. Please update your financial statements and financial information in an amended filing.
                                                        Please refer to Part
F/S of Form 1-A.
 Jeffrey S. Beebe
FirstName
RealyInvestLastNameJeffrey S. Beebe
             NNN, LLC
Comapany2,NameRealyInvest
February    2021            NNN, LLC
February
Page  2 2, 2021 Page 2
FirstName LastName
       You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if
you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Burr at 202-551-5833 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction